UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

AMBAC FINANCIAL GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

023139884

(CUSIP Number)

April 2, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023139884

1	NAME OF REPORTING PERSON Theodore Walker Cheng-De King
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,017,400*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,017,400*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,017,400
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.26%(1)
12	TYPE OF REPORTING PERSON (see instructions) IN

*	See Item 4(a) below.
(1)

Calculated based on (i) 45,195,370 shares of Common Stock, par value $0.01 per share (“Common Stock”), of Ambac Financial Group, Inc. (the “Issuer”) outstanding as of February 26, 2024, as reported on the Issuer’s Form 10-K filed by the Issuer with the U.S. Securities and Exchange Commission (“SEC”) on February 27, 2024; plus (ii) pursuant to Rule 13d-3(d)(1)(i), 3,017,400 shares of Common Stock that may become issuable upon the exercise of stock options held by the Reporting Person that are currently exercisable or exercisable within 60 days of April 2, 2024.

Item 1.

(a)	Name of Issuer: Ambac Financial Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices: One World Trade Center, New York, New York 10007.

Item 2.

(a)	Name of Person(s) Filing: Theodore Walker Cheng-De King (the “Reporting Person”).

(b)	Address of Principal Business Office or, if none, Residence: 46/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

(c)	Citizenship: The Reporting Person is a citizen of Malta.

(d)	Title of Class of Securities: Common Stock, par value $0.01 per share.

(e)	CUSIP No.: 023139884.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________.

Not Applicable.

Item 4. Ownership.

(a)

Amount Beneficially Owned: 3,017,400 shares of Common Stock, which consists entirely of shares issuable pursuant to options to purchase 3,017,400 shares of Common Stock that are currently exercisable or exercisable within 60 days of April 2, 2024.

(b)

Percent of Class: 6.26%. The percentage used herein and in the remainder of this Schedule 13G is calculated based on (i) 45,195,370 shares of Common Stock of the Issuer outstanding as of February 26, 2024, as reported on the Issuer’s Form 10-K filed by the Issuer with the SEC on February 27, 2024; plus (ii) pursuant to Rule 13d-3(d)(1)(i), 3,017,400 shares of Common Stock that may become issuable upon the exercise of stock options held by the Reporting Person that are currently exercisable or exercisable within 60 days of April 2, 2024.

(c)	Number of Shares as to Which the Person Has:

(i)	Sole Power to Vote or to Direct the Vote: 3,017,400 (see Item 4(a) above)

(ii)	Shared Power to Vote or to Direct the Vote: 0

(iii)	Sole Power to Dispose or to Direct the Disposition of: 3,017,400 (see Item 4(a) above)

(iv)	Shared Power to Dispose or to Direct the Disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

The Reporting Person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2024

/s/ Theodore Walker Cheng-De King
Theodore Walker Cheng-De King